Exhibit 3.2

FORM OF AMENDMENT TO THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION OF NOBLE ROCK ACQUISITION CORPORATION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.10 in its entirety and the insertion of the following language in its place:

“49.10 Except in circumstances where Class A ordinary shares are issued in connection with a conversion pursuant to Article 17.2(b), after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.”